[The Hain Celestial Group, Inc. letterhead]

VIA EDGAR

December 9, 2011

Mr. Karl Hiller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 29, 2011
File No. 0-22818

Dear Mr. Hiller:

This letter is submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated October 31, 2011. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Form 10-K for Fiscal Year Ended June 30, 2011

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview, page 23

1.	We note your disclosure that you continue to invest in your brands to deliver value to consumers. Tell us how you assess on a periodic basis whether the results of such investments are meeting your expectations, and how you determine which brands receive promotion or market development funds.

Beginning with our Quarterly Report on Form 10-Q for the third quarter ended March 31, 2009, we discussed in our Management’s Discussion and Analysis (“MD&A”) some of the initiatives relating to our use of consumption-oriented programs and consumer coupons, which we undertook to address the impact that the challenges and uncertainties in the economy were having on our sales. As a company that sells primarily branded products, our marketing spending relates directly to our brands. During our fiscal year 2009, the Company decided to target more of our trade and promotional spending directly at the consumer and away from retailers and distributors as a way to help stimulate consumer demand. The Company determined that discounts and other programs that were provided directly to retailers and distributors were not necessarily passed through by those organizations to the ultimate consumer and therefore did not necessarily result in growth in the sales of our products. The change in emphasis meant that the Company would use more trade and promotional funds to allow consumers to benefit directly through the availability of coupons for redemption and reductions in price taken at the point of sale on specific items or brands. The disclosure in our current MD&A that “we continue to invest in our brands to deliver value to consumers” is representative of the continuation of this practice.

In our fiscal year ended June 30, 2010, our net sales before trade and promotional expense decreased by approximately 3% over the prior fiscal year, while the amount of trade and promotional spending we incurred increased by approximately 1% over the prior fiscal year. Reflected in that 1% increase, however, was the reallocation of spending, with our coupon spending up by approximately 22% and the amount of our scan-downs (reductions in price taken at the retail register) up by approximately 34%. In our fiscal year ended June 30, 2011, we maintained those spending levels on consumer-directed promotions. We included the description noted by the Staff as part of our “trend” discussion required by Item 303 of Regulation S-K.

Our evaluation of whether our trade and promotional spending initiatives are meeting our expectations includes the review of published statistical data purchased from independent market research services, such as AC Nielsen and SPINS, or obtained directly from certain retailers. This data measures sales scanned through cash registers at retail stores and is used to quantify the changes in sales performance of our products over periods of time, referred to as consumption, which is an indication of consumer demand. We describe this at the end of the same paragraph in MD&A, where we comment that “[p]ublished independent syndicated consumption data (consumption data measures sales scanned through cash registers at retail) and similar information provided directly by retailers indicate that our consumption trends at certain retailers continued to improve. We monitor consumption trends as part of the total mix of information used to evaluate expectations of future sales.”

We note that in the United States, which represented approximately 80% of our consolidated net sales for the fiscal year ended June 30, 2011, consumption measurements (calculated on a composite basis) of our branded products have consistently improved over previous quarters. We believe this improvement is attributable to the trade and promotional spending initiatives adopted by the Company as well as other factors, including improvement in economic conditions generally in the United States.

We do not perform a top-down allocation of marketing spending by brand. Spending decisions specific to brands are made and managed by general managers or marketing directors, as applicable, and are based on consolidated financial performance goals. Our corporate planning process, which receives final approval by the Company’s Chief Operating Decision Maker (“CODM”), includes overall growth targets for sales and profit. Trade and promotional spending is allocated to brands by the responsible general manager or marketing director, as applicable. Generally, we allocate more marketing spending to larger brands as these brands will provide the greater dollar growth potential.

Financial Statements

Note 5 – Acquisitions, page 51

Fiscal 2011, page 51

2.	We note your disclosure indicating that revenue and earnings from the Danival and GG UniqueFiber entities since acquisition are not significant. Please submit the analyses that you performed in making this determination, also showing why you have not disclosed revenue and earnings associated with the Greek Gods business subsequent to your acquisition during the year ended June 30, 2011, as would ordinarily be required to comply with FASB ASC 805-10-50-2(h).

Our evaluation of the Danival and GG UniqueFiber acquisitions, which took place within a week of each other in late January and early February 2011, under the provisions of ASC 805-10-50-2(h), was based on the combined sales and net income for the two entities. Sales totaling $10,087,000 were included in the Company’s results of operations for the remaining five months of the fiscal year, which represented 0.9% of our reported consolidated sales of $1,130,257,000. Income before income taxes for these acquisitions for the period was $843,000, which represented 0.9% of our reported income before income taxes and equity in earnings of equity method investees of $94,438,000. We concluded that these amounts were not material.

We also evaluated the Greek Gods acquisition under the provisions of ASC 805-10-50-2(h), which details the disclosures to be made for acquisitions that occur during the reporting period and based our conclusion related to the disclosures required in that guidance on the timing of the acquisition. The acquisition of the Greek Gods business took place on July 2, 2010, which was effectively the beginning of the Company’s fiscal year (the Company’s fiscal year ends on June 30), and therefore the revenue and earnings of Greek Gods were included in our consolidated results from the beginning of the Company’s fiscal year. Greek Gods sales for the period totaled $35,633,000, which represented 3.2% of the Company’s consolidated net sales of $1,130,257,000. Income before income taxes for this acquisition for the period was $7,409,000, which represented 7.8% of our reported income before income taxes and equity in earnings of equity method investees of $94,438,000. We concluded that the disclosure of these amounts were not material since the Greek Gods business was included in the Company’s results for the entire fiscal year and future comparability would not be distorted. Had the acquisition occurred two days prior, on June 30, 2010, there would be substantially no change to the results reported for our fiscal year ended June 30, 2011 and the supplemental information related to sales and earnings of the acquisition would not have been disclosed as they would not be material. We believe that with the supplemental disclosure of pro forma results for fiscal 2010 and 2009, which included the Greek Gods financial results for the relevant periods, our investors have the appropriate information to understand the impact of the acquisition and comparisons of results of operations subsequent to acquisition.

Note 18 – Segment Information, page 67

3.	We note your disclosure stating that your CODM reviews standard gross margins by brand. Tell us why your CODM chooses to review standard rather than actual margins and quantify, by brand, any material differences. In addition, explain how the CODM views the relevancy and reliability of the standard gross margins in understanding the comparative economic standing or potential of your various brands; and clarify whether the understanding and confidence held by the CODM is based on personal experience in cost accounting, verbal representations from others about the utility of the standard gross margins relative to actual gross margins, or quantitative information regarding any material differences.

We respectfully note that our disclosure states that our CODM primarily uses sales data in determining resource allocation and assessing performance. The CODM’s background is in the sales and marketing area of consumer products. His decision-making is based largely on sales activity and sales potential, and not gross margins by brand. Our disclosure referred to by the Staff relating to standard gross margins by brand refers to information that appears on a daily flash report that the CODM has received for many years. As the Staff is aware, the Company has grown significantly over the last six years. The report reflects standard margins related to brands accounted for on a legacy information technology platform and is no longer reflective of the Company as a whole. Therefore the Company is reconsidering whether the report serves its original purpose for the CODM. In light of the concerns raised by the Staff and internal discussions resulting from these concerns, the Company is considering revising this disclosure in future filings.

4.	We note your disclosure explaining that your CODM reviews and approves capital spending on a consolidated basis. Tell us the various types of resources allocated among your segments and for brands, such as sales and promotional incentives and advertising, in addition to capital spending; and explain how your CODM determines the levels of such resources to allocate. In addition, please explain the basis upon which your CODM implements the SKU rationalization programs mentioned on page 12 and under Note 4 beginning on page 50.

As the Staff is aware, and as disclosed in Note 17, the Company operates in one segment. The CODM receives complete financial information with respect to balance sheet and cash flows only at the consolidated level at the end of each quarter. Since cash, debt and financing decisions are controlled centrally by the corporate office, final decisions regarding the allocation of resources are made by the CODM on a project by project basis, based on the economics of each project and the need for his approval as required by the approval authority designated in the Company’s system of internal control. The total level of capital spending for the Company is determined by the CODM, and is not separately allocated by unit or by brand. Capital spending proposals are developed by operating managers based on the CODM’s directives with respect to cost savings initiatives, sales volume expansion and regulatory compliance.

Sales and promotional incentives and other types of product support resources, such as advertising, are not allocated by brand by the CODM. As noted in our response to the Staff’s first comment, the CODM does not allocate resources, including marketing support, to individual brands. Our corporate planning process includes overall growth targets for sales and profit which are determined by the CODM. Trade and promotional spending is allocated to brands by lower levels of management.

The Company monitors its financial performance and strives to continuously improve certain asset performance measures, one of which is inventory turnover. SKU rationalization is performed on a regular basis as the Company acquires new brands which may have overlapping or unprofitable products, develops new products or new formulations of existing products or products lack adequate sales volume. SKU rationalizations which represent a significant inventory value, such as the one completed in fiscal 2009, require the approval of the CODM as part of an overall strategic evaluation. These large SKU rationalizations occur infrequently. The identification of SKUs to be evaluated for rationalization is made by operating management, including marketing and supply chain managers. The evaluation and resulting discontinuation of individual SKUs is performed on a regular basis and is the responsibility of the operating managers.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (631) 730-2205 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Ira J. Lamel
Ira J. Lamel Executive Vice President and Chief Financial Officer

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